United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale updates on payment request from the Brazilian Federal Attorney General’s Office

Rio de Janeiro, May 8, 2024 – Following the press release dated January 25 ¹ and May 7², 2024, Vale S.A. (“Vale” or “Company”) informs that it became aware through press reports of the decision of the federal lower court, SJFMG, which rejected the request by the Brazilian Federal Attorney General (“AGU”) against Samarco Mineração S.A., BHP Brasil Ltda. and Vale (“Companies”) for payment of R$ 79.6 billion.

Vale remains engaged in the renegotiation of the Framework Agreement (“TTAC”), signed on 3.2.2016, through mediation conducted by the 6th Region's Federal Regional Court ("TRF6"), in which the Companies seek agreement on solutions, together with the Brazilian Federal Union, States and Justice entities, able to guarantee fair and full reparation to society, affected people and the environment. Vale reiterates its commitment to support full reparation for damage from the Collapse and continues to make contributions to the Renova Foundation, an entity created to manage and implement environmental and socioeconomic repair and compensation measures, in compliance with the provisions of the TTAC, which remains in force. By March 2024, around R$37 billion had been driven to remediation and compensation, including approximately R$17 billion paid to more than 430,000 people. Additionally, approximately 85% of resettlement cases for communities impacted by the Samarco dam collapse have been delivered.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

¹ “Vale clarifies about press release”, available here.

² “Vale clarifies payment request from the Brazilian Federal Attorney General’s Office”, available here.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 8, 2024		Director of Investor Relations